

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2012

Via E-mail
Mr. Gary Novinskie
President
Daleco Resources Corporation
17 Wilmont Mews, 5th Floor
West Chester, PA 19382

> **Re:  Daleco Resources Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2011**
> **Filed February 15, 2012**
> **File No. 000-12214**

Dear Mr. Novinskie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2011

Mineralized Materials, page 10

1.   Our review of your Form 10-K for fiscal year ending September 30, 2011 indicates that you have included inferred material in your tonnage tabulation for the Sierra County, New Mexico Kaolin exploration site. Please modify your filing and remove the inferred/possible mineral estimates from your tabulation of mineralized material within your amended filing. In addition, please revise your latest Form 10-K for the fiscal year ended September 30, 2011 accordingly.

2.   We also note in your Form 10-K for fiscal year ending September 30, 2011, mineralized material estimates are disclosed for your Sierra County, New Mexico and your Texas properties which were prepared by Krumrey Industrial Minerals (KIM). Please forward

to our engineer as supplemental information and not as part of your filing, the information that establishes these estimates of quantity and grade, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act.  The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating tonnage and grade.

- Copies of any pertinent engineering or geological reports, and executive summaries of  feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, you may provide the requested information in electronic format such as on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 12b-4 under the Exchange Act, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in SEC Rule 83.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Exhibit 99.2

3.       We note the benchmark oil and gas price disclosure on page 2.  Please amend your document to furnish a third party reserve report that includes average adjusted prices used to estimate proved reserves.

4.       We note the statement on page four of the third party engineering report, "The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards."  Item 1202(a)(7) of Regulation S-K requires that you disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates.  Please amend your document to furnish a third party report that discloses the qualifications of your third party engineer.

5.       We note the omission of per well overhead expenses for the operated properties as referenced on pages one and two.  These expenses relate to the same activities for which the operator receives COPAS reimbursement for production overhead costs incurred.  We consider the allocation of no overhead to production costs as incorrect since some supervision is an unavoidable requirement for oil and gas production.  We recognize that the level of such supervision varies in the industry.  With reasonable detail, please explain to us the reasons for this omission and amend your document to include, if material, the incorporation of production overhead in your proved reserve estimates.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Gary Novinskie
Daleco Resources Corporation
April 27, 2012
Page 4

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 or George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director